IMPERIAL

2 February 2009

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

09045549

SUPPL

Dear Anne,

RE: ADR FACILITY

Please find enclosed a copy of the following announcements which was lodged with the Australian Securities Exchange Limited on 30 January 2009:

- Quarterly Activities Report and Cashflow Statement for the period ending 31 December 2008

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

p.p.

D L Hughes
Secretary

PROCESSED
MAR 1 2 2009
THOMSON REUTERS

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244

IMPERIAL

QUARTERLY REPORT TO 31 DECEMBER 2008

TO THE AUSTRALIAN SECURITIES EXCHANGE LIMITED UNDER LISTING RULE 5.2

HIGHLIGHTS

The Directors are pleased to announce that over the 31 December 2008 quarter the Company continues to grow its energy operations, with several events that will continue to provide significant foundation to the medium term growth of the company.

Energy Operations

1. Empire Energy USA LLC ("**Empire Energy**"), 75% owned subsidiary, has increased gross production to just under 29,000 mcfpm, including the first 5 new wells.

2. A further 5 wells were turned on line in January 2009. This is expected to add around a further 9,000 mcfpm.

3. Empire Energy has now drilled 10 wells in its current drilling program, all commercially successful. Total reserves are approximately 2.0 bcf as calculated by Billman Geological Consultants, an independent expert based in Pennsylvania, PA. A further 8 wells are planned to be drilled over the next few months.

4. Hedging facilities are in place for approximately 60% of Empire Energy net production at prices in excess of $8.10 / mcf for the next 2 to 5 years.

5. A number of acquisition and/or farm in opportunities in the Appalachian Basin are being reviewed by Empire Energy.

Corporate and Investment

6. The Company has approximately $9.0 million cash and receivables and $1.0 million in investments including $500,000 in listed entities.

Future Direction

The Directors of Empire Energy believe the timing is very attractive to build critical mass through utilisation of cash reserves and the existing 5 year, US$100 million Macquarie Bank Credit Facility.

The medium term (3 year) strategy of Empire Energy is to aggregate sufficient assets until critical mass is achieved to enable IPO on a USA stock exchange.

The Directors are seeking other energy related business opportunities to expand the Company's asset base and cashflow.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Imperial Corporation Limited

ABN

29 002 148 361

Quarter ended ("current quarter")

31 December 2008

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A	Year to date (6 months) $A
1.1	Receipts from product sales and related debtors	440,007	804,725
1.2	Payments for (a) exploration and evaluation	-	-
	(b) development	-	-
	(c) production	(75,000)	(122,577)
	(d) administration	(790,070)	(1,067,401)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	127,805	171,105
1.5	Interest and other costs of finance paid	(251,601)	(367,719)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material) Sundry Revenue	51,600	134,094
	Net Operating Cash Flows	(497,259)	(447,773)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	(117,800)	(251,555)
	(c) other fixed assets	-	-
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	-	14,432,973
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	149,696
1.12	Other - Natural Gas Joint Venture	-	-
	Net investing cash flows	(117,800)	14,331,114
1.13	Total operating and investing cash flows (carried forward)	(615,059)	13,883,341

1.13	Total operating and investing cash flows (brought forward)	(615,059)	13,883,341
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	9,783
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	(152,764)	(5,299,738)
1.18	Dividends paid	-	-
1.19	Other - Convertible Note Issues	-	-
	Net financing cash flows	(152,764)	(5,289,955)
	Net increase (decrease) in cash held	(767,823)	8,593,386
1.20	Cash at beginning of quarter/year to date	9,529,707	115,501
1.21	Exchange rate adjustments to item 1.20	(58,029)	(5,032)
1.22	**Cash at end of quarter**	8,703,855	8,703,855

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.23	Aggregate amount of payments to the parties included in item 1.2	289,480
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

- Consultant fees and bonus payment to Eastern & Pacific Capital Pty Ltd of which B W McLeod is a Director
- Non-Executive directors fees and superannuation guarantee levy payments

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A	Amount used $A
3.1	Loan facilities	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

Estimated cash outflows for next quarter

		$A
4.1	Exploration and evaluation	Nil
4.2	Development	Nil
	Total	Nil

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A	Previous quarter $A
5.1	Cash on hand and at bank	308,495	612,157
5.2	Deposits at call	8,395,360	8,917,550
5.3	Bank overdraft	-	-
5.4	Other - Joint Venture	-	-
	Total: cash at end of quarter (item 1.22)	8,703,855	9,529,707

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2	Interests in mining tenements acquired or increased	-	-	-	-

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	Nil	Nil		
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	 Nil Nil	 Nil Nil		
7.3	**+Ordinary securities**	1,649,288,401	1,649,288,401		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	 Nil Nil	 Nil Nil		
7.5	**+Convertible debt securities** *(description)*	1,500,000 – $1.00c/notes maturing 11/5/09 1,750,000 - $1.00 c/notes maturing 30/10/09 1,000,000 – $1.00 c/note maturing 18/6/09	Nil		
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	 Nil Nil	 Nil Nil		
7.7	**Options** *(description and conversion factor)*	10,000,000Executive 1,000,000 Executive 36,521,733	Nil Nil	*Exercise price* $0.0047 $0.0105 $0.01	*Expiry date* 6 December 2010 5 March 2013 16 April 2010
7.8	Issued during quarter	Nil	Nil		
7.9	Exercised during quarter	Nil	Nil		
7.10	Expired during quarter	Nil	Nil		
7.11	**Debentures** *(totals only)*	Nil	Nil		

7.12	**Unsecured notes** *(totals only)*	Nil	Nil

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date 30 January 2009
(Company secretary)

Print name: David Hughes

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

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END